A.G.P./Alliance Global Partners
590 Madison Avenue, 28th Floor
New York, New York 10022

December 17, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	AgileThought, Inc.
Registration Statement on Form S-1 (File No. 333-261425)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as underwriter, hereby join in the request of AgileThought, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 5:00 p.m., Eastern Time, on December 21, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Mayer Brown LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, the undersigned, as underwriter, have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

By:	/s/ Thomas J. Higgins
	Name:	Thomas J. Higgins
	Title:	Managing Director

[Signature Page to Underwriter’s Acceleration Request]